Choate, Hall & Stewart LLP
Two International Place
Boston, MA 02110

                        August 16, 2005

BY EDGAR AND FACSIMILE (202-772-9206)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: William A. Bennett

  Re:
  Cold Spring Capital Inc.
  Response to Comment Letter dated July 27, 2005
  Regarding Registration Statement on Form S-1
  Filed June 16, 2005
  File No. 333-125873

Ladies and Gentlemen:

        On behalf of Cold Spring Capital Inc. ("Cold Spring" or the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated July 27, 2005 (the "Comment Letter") to Mr. Richard A. Stratton, the Chief Executive Officer of the Company. The Comment Letter relates to the Company's Registration Statement on Form S-1, File No. 333-125873 (the "Registration Statement"), which was filed with the Commission on June 16, 2005. Filed herewith via EDGAR is Amendment No. 1 to the Registration Statement ("Amendment No. 1").

        The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized and all pages references in the Company's responses are to Amendment No. 1. A copy of this letter and its attachments are being delivered under separate cover to Maureen Bauer of the Commission.

  General

        1.     Please furnish supplementally a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with the NASD. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter informing that the NASD has no objections.

        Ferris, Baker Watts, Incorporated has submitted final underwriting documents to the NASD and is awaiting the NASD's response. The Company will provide you a copy of the letter from the NASD informing that the NASD has no objections when it receives it.

        2.     Prior to the effectiveness of this registration statement, please confirm supplementally that you have satisfied the AMEX listing criteria and provide us with a copy of the application approval letter. In addition, please include the required disclosure concerning compliance with AMEX listing standards and applicable Commission rules and regulations, including but not limited to identification of independent board members, identity of required board committee members, etc.

        Based on a change of policy at AMEX regarding the listing of blank check companies, the Company no longer anticipates listing its securities on AMEX. As noted throughout Amendment No. 1, the Company now intends to list its securities on the OTC Bulletin Board. The Company has added disclosure on pages 53 and 54 in Amendment No. 1 concerning compliance with applicable rules and regulations of the Commission and concerning its independent directors and various board committees.

        3.     We note that your initial business combination must have a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company or portfolio with a fair market value in excess of 80% of your net assets at the time of acquisition. Disclose as well whether any such financing arrangements have been entered into or contemplated with any third parties. In this regard, reference is made to the summary section where you indicate that you expect to use debt to finance a portion of the purchase price of an acquisition. Please disclose the basis for this statement, the portion of the purchase price that will be paid with such financing, possible sources of the debt, and the rationale for raising funds in this offering that you currently deem insufficient to consummate your business plan.

        The Company believes that the appropriate use of leverage will allow the Company to achieve greater critical mass than would be the case if leverage were not used. The Company believes that it can consummate its business plan and make attractive acquisitions without leverage, but also believes that leverage will enhance shareholder value. In response to the Staff's comment, the Company has added disclosure on pages 1, 21 and 39 in Amendment No. 1.

        4.     We note your disclosure concerning the ability of the company to enter into multiple combination transactions while still meeting the 80% of net assets test. Please provide additional disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

        The Company has added a risk factor on page 13 and additional disclosure on page 40 in Amendment No. 1 as to the concerns that could arise in attempting to consummate more than one transaction at the same time.

        5.     We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney for any of the above have been involved; the Securities Act Form the companies filed on; if applicable, the date of effectiveness; and the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.

Name and Capacity of Party	Registrant's Name	Form	Status
Ferris, Baker Watts, Incorporated Underwriter	India Globalization Capital, Inc.	S-1	Filed
Ferris, Baker Watts, Incorporated Underwriter	JK Acquisition Corp.	S-1	Filed
Venable LLP Underwriter's Counsel	JK Acquisition Corp.	S-1	Filed
Ferris, Baker Watts, Incorporated Underwriter	Harbor Acquisition Corp.	S-1	Filed
Venable LLP Underwriter's Counsel	Harbor Acquisition Corp.	S-1	Filed
Robert M. Chefitz Advisor	Key Hospitality Acquisition Corp.	S-1	Filed

        As none of the registration statements listed above have yet been declared effective, no amounts have been escrowed and no business combinations have been engaged in by the named issuers.

        6.     Provide disclosure with respect to the conversion rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the conversion right when exercised by an existing stockholder as compared to a public stockholder. We may have further comment.

        The existing stockholders of the Company will not have the right to convert those shares of common stock acquired by them prior to this offering into a pro rata share of the trust account. The Company has added disclosure on pages 6 and 45 in Amendment No. 1 to clarify that the existing stockholders will not have conversion rights.

  Prospectus Cover Page

        7.     Disclose the factors which Ferris Baker Watts will consider in its determination whether to allow for separate trading of the common stock and the warrants prior to the 90th day after the date of the prospectus.

        The Company has added disclosure on the prospectus cover page and on pages 3 and 60 in Amendment No. 1 to describe the factors that Ferris, Baker Watts will consider in making its decision whether to allow separate trading.

  Table of Contents

        8.     The legends beneath the table of contents should be relocated or deleted. In addition, with respect to the legend regarding industry data, trends and forecasts, please provide cites to this data and whether it is available at no charge or for a de minimis payment.

        The Company has deleted the first paragraph beneath the table of contents in that it is inapplicable. The Company has moved the second paragraph to page 2 in Amendment No. 1.

  Prospectus Summary

        9.     Please explain or define "portfolio of financial assets" and "real estate assets that will generate financial assets."

        The Company has added disclosure on pages 1 and 38 in Amendment No. 1 to define these phrases.

        10.   You state both here and in risk factor 17 that it is "possible" you will have the ability to effect only a single business combination. Reconcile this with disclosure in the Business section where you state it is "probable" that you will have the ability to effect only a single business combination.

        In response to the Staff's comment, the Company has revised the disclosure on page 43 in Amendment No. 1 to explain that, while it is possible that the Company may effect only one transaction, it is probable that there will be a lack of diversification of the Company's business even if it consummates more than one transaction.

        11.   We note your disclosure on the prospectus cover page and elsewhere disclosing the current state of considerations and discussions concerning a business combination involving the company. We also note your disclosure in the Summary and elsewhere that through your management, you believe that you have extensive contacts and sources available from which to generate acquisition opportunities. Please expand such disclosure to address whether or not the company has identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates. In addition, if management, the directors, or any affiliate, agent or other representative of any of the company, directors, or management has already taken direct or indirect measures to locate a target business, or unaffiliated sources have approached you with possible candidates, you must disclose this information or advise us supplementally. Please note that we are not asking simply whether a potential business combination candidate has been "selected," but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company or an affiliate thereof, or by an unrelated third party, with respect to one or more specific business combination transactions involving the company, or merely general considerations as to the company and a business combination transaction. In providing such disclosure, please make every effort to be complete and thorough in your discussion to ensure that all possible persons or entities, activities and circumstances for which we are seeking disclosure are covered by such disclosure. Please note that the inclusion of incomplete, qualified, or limited disclosure is likely to result in additional comment. Please see Instruction 6 to Item 504 of Regulation S-K.

        The Company has added disclosure on the prospectus cover page and pages 1, 9, 13, 35, 38 and 40 in Amendment No. 1 to clarify that it has, to date, not identified or been provided with the identity of, or had any direct or indirect contact with, potential acquisition candidates, other than a limited number of unsolicited inquiries which it received after the filing of the Registration Statement and to which it has not responded. The Company understands that the disclosure in the Registration Statement will need to be updated if any of the foregoing changes.

        12.   Clarify that the "Current Report on Form 8-K..." will be filed with the Securities & Exchange Commission and whether it will be distributed to unit holders.

        The Company has added disclosure that the Form 8-K will be filed with the Commission on pages 3, 13, 49, 58 and 60 in Amendment No. 1. The Company does not intend to distribute the Form 8-K to unit holders but, as disclosed, does intend to issue a press release.

        13.   Please note, here or in another appropriate place, whether the company plans to amend its 8-K filing to provide an audited balance sheet to reflect the exercise of the over-allotment option if such exercise does not take place prior to the filing of the 8-K to reflect the consummation of the offering.

        The Company has added disclosure on pages 3, 49 and 60 in Amendment No. 1 to indicate that it will amend the Form 8-K to reflect the exercise of the over-allotment option if exercised after the filing of the initial Form 8-K announcing the filing.

        14.   Briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

        In response to the Staff's comment, the Company has added disclosure on pages 7, 57, 63 and 68 in Amendment No. 1. The Company also respectfully notes that the escrow period is six months from an initial transaction, not three years as stated in the Staff's letter.

  Risk Factors, page 8

        15.   Revise risk factor three to clarify that in addition to your not having approached any prospective targets, you also have not been approached by any prospective targets.

        The Company has revised the third risk factor to clarify that it has not been approached by any prospective targets, other than a limited number of unsolicited inquiries that the Company received after it filed the Registration Statement and to which it has not responded.

        16.   Reference is made to the non-compete agreements in risk factor four. Please explain what is contemplated by the language: "ceases to be actively engaged in the management of the entities'

businesses." We are not clear how Mr. Stratton can both serve as the company's CEO and Chairman and also satisfy the non-compete agreements, at least with respect to the quoted language. In addition, identify the entities concerned and disclose the number of hours and percentage of time per week that your officers and directors will contribute to company business. File the non-compete agreements as exhibits.

        The Company has added disclosure in risk factor four to explain that, while the phrase "actively engaged in the management of the entities' businesses" is not defined in the agreement, Mr. Stratton has never devoted his full business efforts to those businesses and was not expected to be actively involved in the business. The agreements contemplate that Mr. Stratton would be able to pursue other efforts, so long as they did not compete in the timeshare business. In addition, the Company has identified the entities in question and disclosed the approximate hours per week that the Company expects its officers will contribute on average. The non-compete agreement between Mr. Stratton and RFL has been filed as an exhibit to Amendment No. 1.

        17.   Reference is made to risk factor five. Please identify RFC. Please also affirmatively state RFL's business. In this regard, we are confused by the statement "Mr. Stratton believes...."

        The Company has revised the disclosure in risk factor five in response to the Staff's comment.

        18.   Reference is made to risk factor six. Since it appears that an event of default will exist if Mr. Stratton ceases to be actively engaged in the management of RFC's and RFL's businesses, then it would appear Mr. Stratton must resign upon consummation of an initial transaction. Therefore, we are confused by the language in risk factor six which states your current officers and directors may resign. Please advise. To the extent your key officers and directors might remain, please identify those persons and describe the capacities in which they might serve. Provide detailed disclosure in the Business section regarding this matter. State how this will be determined and whether this will be a term of the business combination agreement.

        As explained in response to comment 16 above, Mr. Stratton is not required to devote all of his business efforts to RFC and RFL and has not done so in the past. Accordingly, he will not be required to resign upon consummation of an initial transaction. We also note that Mr. Weingarten, the Company's President, is not required to devote any business efforts to RFC or RFL. The Company has added disclosure on pages 10, 44 and 55 in Amendment No. 1 in response to the Staff's comment.

        19.   Please identify the officers and directors that you refer to in risk factor eight. In addition, affirmatively state whether any of your officers, directors, or affiliates of the same have ever been associated with blank check companies. In doing so, delete risk factor 19, which appears to provide redundant disclosure.

        The Company has revised the eighth risk factor so that it addresses potential conflicts of interest that may arise once the Company acquires an operating business and does not discuss blank check companies. The Company has, as a result, retained what was the nineteenth risk factor in the initial Registration Statement (and is now the twenty-first risk factor in Amendment No. 1) because this is now the only risk factor in which the Company discuss the lack of experience of the officers and directors with blank check companies. In addition, in that nineteenth risk factor the Company states that only one of its directors and none of its officers has ever been associated with a blank check company.

        20.   Please provide the basis for your statement in risk factor 18 that audited financials may not be required or available in the case of an acquisition of a portfolio of financial assets or of real estate assets.

        In response to the Staff's comment, the Company has added disclosure in this risk factor, which is the twentieth risk factor in Amendment No. 1.

        21.   Please provide the basis for your belief in risk factor 20 that there are numerous potential targets that you could acquire with the net proceeds of this offering.

        The Company has clarified in risk factor 20 that its belief is based on the experience of management.

        22.   Reference is made to risk factor 21 where you state: "If additional financing is required, we may be unable to...." We are confused by this statement given disclosure in the summary where you state that you expect to use debt financing to finance a portion of the purchase price. We are also confused by the statement that you believe that the net proceeds of this offering will be sufficient to allow you to consummate a business combination. If that is the case, please explain why you expect to use debt financing to finance a portion of the purchase price.

        As discussed in the response to comment 3 above, the Company believes that the proceeds of the offering will be sufficient to consummate an initial transaction and has revised the disclosure to clarify this point. The Company, nonetheless, may seek to use leverage in customary ways to attempt to increase the return on its investment in connection with an acquisition and acquire a larger pool of financial assets.

        23.   Please discuss separately and under distinct headings the risks related to (1) consumer/commercial financing company and (2) real estate industries.

        The Company has revised the risk factors so that the risks relating to consumer/commercial financing companies and the real estate industry are discussed separately and under separate headings.

        24.   The following risk factors are generic and do not adequately address the specific and material risks posed to investors in this offering and the company: 15, 23, 25, 26, 28, 39 and 40. Please revise the subheading and narratives.

        In response to the Staff's comment, the Company has deleted risk factor 15, and has revised risk factors 23, 25, 26 and 28. The Company notes that there are no risk factors 39 and 40 and respectfully requests that the Staff advise if it intended to refer to other risk factors.

        25.   Please add a separate risk factor to address the number of "blank check firm commitment" offerings currently in the market place, disclose the number of such transactions which have found business combination candidates and have consummated such transactions, respectively, and the impact competition by such entities could have on your ability to locate a target and successfully complete a business combination. In addition, please address the aggregate amount of offering proceeds that currently sit in escrow.

        In response to the Staff's comment, the Company has added a risk factor on page 13 of Amendment No. 1.

        26.   In risk factor 22, clarify by disclosing the "certain conditions" to which the initial stockholder's obligation to purchase warrants in the after market is subject.

        The Company has revised risk factor 22 to clarify the conditions to which the initial stockholders' obligations are subject.

  Forward-Looking Statements, page 23

        27.   We note your statement that "[w]e undertake no obligation to update or revise any forward-looking statements...." If new information or certain events arise that would make your current forward-looking statements materially misleading, you would need to update your disclosure as required by federal securities law. Please revise your disclosure accordingly.

        The Company has revised the disclosure on page 26 in Amendment No. 1 in response to the Staff's comment.

  Use of Proceeds, page 24

        28.   We note that you have allocated $300,000 towards due diligence of prospective target companies. Considering that current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

        The Company has added disclosure on page 28 in Amendment No. 1 in response to the Staff's comment.

        29.   You disclose in a footnote that the use of net proceeds not held in trust are estimates only and that actual expenditures may differ materially. Please note that while you may reserve the right to change the use of proceeds, such reservation must be due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K.

        The Company acknowledges the above noted limits on its ability to change the contemplated use of proceeds.

        30.   Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination. To the extent they can, explain how ongoing expenses will be satisfied and include appropriate line item disclosure in this section identifying such use. In addition, to the extent the funds not held in trust could be used for such purpose, the summary and risk factor disclosure should make clear that in the event of a breach by the company, these funds would be forfeited, the company would no longer be able to conduct due diligence or other similar operations without additional financing, and that without additional financing, investors could lose their entire investment from the outset since the company would no longer have funds with which to conduct its search.

        The Company has added disclosure on pages 9 and 29 in Amendment No. 1 in response to the Staff's comment. The Company cannot use amounts in the trust account as a down payment or lock-up payment and, therefore, has not include disclosure on that point.

  Dilution, page 26

        31.   Please reconcile the disclosure on page 26 of net tangible book value of $(0.0l) per share as of June 13, 2005, given the 200 shares of common stock reported as outstanding in the financial statements.

        The net tangible book value per share gives effect to the 25,000-for-1 split of the outstanding common stock to be effective prior to the closing of the offering, referred to on page 2 in the Registration Statement. The financial statements are as of June 13, 2005, and do not give effect to the stock split. The Company has added disclosure in Note 1 of its financial statements to clarify that the information in the financial statements has not been adjusted to give effect to stock split.

  Capitalization, page 29

        32.   Please include the $100,000 in advances payable to two stockholders in the capitalization table. We note that these advances will be repaid with offering proceeds. See Note 4 to the financial statements.

        We have revised the capitalization table to include the advances payable to the two stockholders.

  Proposed Business, page 32

        33.   Elaborate here, in the Summary and elsewhere as appropriate, on your discussion of the desired attributes as to acquisition candidates to specifically discuss the attributes and criteria, if those attributes and criteria have been established, to be focused upon by the company as well as the rationale and logic behind the attributes and criteria selected (e.g., desired and/or required ranges of annual revenues, EBITDA, net income, etc.).

        The Company has added disclosure on pages 1, 2 and 38 in Amendment No. 1 in response to the Staff's comment.

        34.   In the paragraph under the heading "We have not identified a target business," and elsewhere in the prospectus as appropriate, expand your discussion concerning potential business combination candidates to specify for each identified segment, the number of segment participants that qualify as potential combination candidates given the company's established criteria, and identify such candidates by name and provide relevant information (both financial and narrative) concerning such entities. We may have further comment.

        The Company has added disclosure on page 41 of Amendment No. 1 to the effect that, because the areas in which the Company expects to focus its search for targets are both very large and diverse, it believes that there are a large number of potential targets but it is not able to identify the number of potential targets or sellers or to identify candidates by name.

        35.   In the paragraph under the heading "Sources of target businesses," we note the disclosure that you may engage the services of professional firms that specialize in business acquisitions. Please discuss whether finders' fees or other compensation may be paid from the proceeds not held in trust. If so, please revise the use of proceeds section accordingly.

        The Company does not believe that it does, in fact, have disclosure about engaging professional firms under the heading "Sources of target businesses." In response to the Staff's comment, however, the Company has added disclosure on page 41 in Amendment No. 1.

        36.   Under the heading "Selection of a target business and structuring a business combination," please address any known or contemplated tax consequences to the company or investors in this offering should you consummate a business combination.

        In response to the Staff's comment, the Company has added disclosure on pages 42 and 43 in Amendment No. 1.

        37.   Clarify whether existing officers, directors, stockholders or any affiliated entity of any of the above may receive finder's fees or other forms of compensation from third parties in connection with a business combination transaction.

        In response to the Staff's comment, the Company has added disclosure on pages 41 and 43 in Amendment No. 1.

  Certain Transactions, page 47

        38.   Please identify your promoters. See Item 404(d) of Regulation S-K and the definition of "promoter" in Rule 405 of Regulation C.

        The Company has added disclosure on page 58 in Amendment No. 1 in response to the Staff's comment.

        39.   Provide the basis for the statement that "[A]ll ongoing and future transactions" between the company and its officers, directors or their affiliates will on terms believed to be no less favorable than would be available from unaffiliated third parties.

        The Company has added disclosure on pages 53 and 59 of Amendment No. 1 to explain that the procedures for addressing affiliate transactions are contained in its bylaws.

  Description of Securities, page 49

        40.   In the disclosure under the heading "Shares Eligible for Future Sale," briefly discuss the "certain limited exceptions" pursuant to which the existing stockholder shares will be released from escrow prior to the three-year period provided for in the agreement.

        The Company has revised the disclosure on page 63 in Amendment No. 1 to eliminate the implication that the shares can be released from escrow prior to the consummation of an initial transaction and to clarify the limited circumstances under which they can be transferred while remaining in the escrow.

        41.   Please reconcile the number of common shares shown as outstanding in the financial statements with the amount mentioned on page 49 of the text in Description of Securities. Revise disclosures throughout the filing as necessary, including Item 15, Recent Sales of Unregistered Securities, on page II-4.

        As discussed in the response to comment 31 above, the information in the financial statements, as well as Part II of the Registration Statement, has not been adjusted to give effect to the stock split that will be effected shortly before the effectiveness of the Registration Statement.

  Underwriting, page 54

        42.   Tell us whether the representative or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of theft procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

        No underwriting syndicate is currently contemplated. The Representative may engage in an electronic offer and sale of the shares. If an electronic distribution is made, the Representative will send the prospectus in PDF format to a prospective customer emailed with the following message.

        "Dear: ______________________:

          Attached to this email is the Cold Spring Capital Inc. preliminary/final prospectus in Adobe Acrobat format. You will need Adobe's Reader to view and print this Preliminary Prospectus. If you need to download Adobe Reader please visit http://www.adobe.com/products/acrobat/readstep2.html. If you have difficulty opening the document, downloading the Adobe Reader or desire a paper copy of the preliminary prospectus please contact Brooke Hrimnak at (800) 536-6854 and provide her with your mailing address so a paper copy of the preliminary/final prospectus can be mailed to you."

        We believe the above conforms to existing procedures cleared by the Office of Chief Counsel.

        43.   Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

        Neither the Company nor the Underwriter has any arrangement with a third party to host or access the preliminary prospectus on the internet.

        44.   If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

        No directed share program is involved in this offering.

  Where You Can Find Additional Information, page 57

        45.   Please note the Commission's new address:

    100 F Street, N.E.
    Washington, D.C. 20549

        The Company has revised the disclosure on page 70 in Amendment No. 1 to refer to the Commission's new address.

  Financial Statements

        46.   Your attention is directed to section 3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

        The Company respectively submits that it is not required to update its financial statements and related disclosure in that they are as of a date within 134 days of the date of Amendment No. 1 and the expected effective date of the Registration Statement.

  Note 2—Proposed Public Offering, page F-8

        47.   Please expand Note 2 to disclose the significant terms of the underwriter's purchase option, including the material terms discussed on the cover page, as well as any net settlement provisions. Clarify the expected timing of the issuance of the purchase option and tell us whether the option will be issued regardless of the status of the registration statement. Disclose how you intend to account for the underwriter's purchase option and include the estimated fair value of the UPO and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate. Lastly, please tell us exactly how you would propose to record the initial issuance of the UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

        The Company has amended Note 2 to disclose the significant terms of and the other requested information about the underwriter's purchase option, including the intended accounting treatment, the estimated fair value and the major assumptions used to value the UPO. In addition, the Company has added disclosure in MD&A on page 36 discussing the UPO.

  Exhibit 23.1

        48.   You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

        The Company has included the required consent as Exhibit 23.1 to Amendment No. 1.

  Part II

  Exhibits

        49.   We note that numerous exhibits will be filed by amendment. Please file them as soon as possible so as to provide the staff with adequate time to review.

        The Company has filed all of the exhibits with Amendment No. 1.

  Signatures

        50.   Please have your principal accounting officer sign in that capacity. See Signature Instructions to Form S-1.

        The Company's principal accounting officer has signed Amendment No. 1 in that capacity.

* * * * * *

        The Company will furnish a letter at the time its requests acceleration of the Registration Statement making the acknowledgments referred to in the Comment Letter.

        Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (617) 248-5034, or in my absence, James W. Hackett, Jr. at (617) 248-2133. Thank you.

                      Sincerely,

                      William P. Gelnaw, Jr.

cc:	Maureen Bauer
Richard A. Stratton
Joseph S. Weingarten
Richard K. Prins
Cliff K. Booth
Samer S. Tahboub
Patricia A. Baldowski
Elizabeth R. Hughes, Esq.
James W. Hackett, Jr., Esq.